UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Amendment No. 9

YOUNG BROADCASTING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

987434107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987434107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VINCENT J. YOUNG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 112,502 - Class A shares 886,707- Class B shares

	6.	Shared Voting Power 438,200 – Class B shares

	7.	Sole Dispositive Power 112,502 - Class A shares 886,707 - Class B shares

	8.	Shared Dispositive Power 385,000 – Class B shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,409 - aggregate Class A and Class B shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5% of aggregate of Class A and Class B shares

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 987434107

Item 1.
	(a)	Name of Issuer Young Broadcasting Inc.
	(b)	Address of Issuer’s Principal Executive Offices 599 Lexington Avenue, New York, NY 10022

Item 2 (a)-(c)

Name, Address of Principal Business Office and Citizenship of Person Filing:
This statement is being filed on behalf of Vincent J. Young (the “Filing Person”), the Chairman of the Board and Chief Executive Officer of the Issuer. The principal business office of the Filing Person is c/o Young Broadcasting Inc., 599 Lexington Avenue, New York, New York 10022. The Filing Person is a United States citizen.

(d)

Title of Class of Securities
The Class A common stock, $.001 par value, of the Issuer is registered pursuant to Section 12 of the Securities Exchange Act of 1934. In the event of the transfer of shares of the Class B common stock, $.001 par value, of the Issuer to any person, other than a member of the Management Group (as defined in the Issuer’s Restated Certificate of Incorporation), said shares of Class B common stock shall automatically convert, effective as of the date of transfer thereof, into the same number of shares of Class A common stock. Except as otherwise provided in the Issuer’s Restated Certificate of Incorporation, with respect to matters on which the stockholders of the Issuer shall be entitled to vote, each holder of Class A common stock shall be entitled to one (1) vote for each share of such stock held by such holder, and each holder of Class B common stock shall be entitled to ten (10) votes for each share of such stock held by such holder.

	(e)	CUSIP Number 987434107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 987434107

Item 4.	Ownership

See items 5 through 9 and item 11 of the cover page. All ownership information contained in such items is as of December 31, 2006. Class A Common Stock share totals contained in items 5, 7 and 9 include 5,530 shares of Class A Common Stock held in the Filing Person's 401(k) plan, as reported in a plan statement dated as of December 31, 2006. Class B Common Stock share totals contained in items 5, 7 and 9 include 201,030 shares of Class B common stock underlying deferred stock units granted pursuant to the Issuer’s 2004 Equity Incentive Plan.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

CUSIP No. 987434107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007, as of December 31, 2006
Date
/s/ Vincent J. Young
Vincent J. Young